November 19, 2020

Lisa N. Larkin Senior Counsel Lauren Hamilton Staff Accountant Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Flat Rock Core Income Fund; Registration Statement on Form N-2; File Nos. 333- 240039, 811-23579

Dear Ms. Larkin and Ms. Hamilton:

On November 16, 2020, Flat Rock Core Income Fund (the “Fund”) filed Pre-Effective Amendment No. 2 to its registration statement on Form N-2 (the “Registration Statement”). The Registrant has revised the disclosure in its Prospectus and Statement of Additional Information (“SAI”) in response to the comments we received from you telephonically on November 18, 2020, as indicated below. Please find below a reiteration of your comments, and the Fund’s responses, which the Fund has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus and SAI.

Legal Comments

GENERAL

Comment 1. Please revise the Prospectus to include the “Effects of Leverage” table required by Item 8.3.b of Form N-2.

Response: The Fund has included an “Effects of Leverage” table at the end of the Risk Factor entitled “Leveraging Risk” found on page 27 of the Prospectus.

Comment 2. We refer to the section of the Prospectus entitled “Anti-Takeover Provisions in the Declaration of Trust” found on page 52 of the Prospectus. Please review the disclosures related to the removal of trustees and, to the extent necessary, revise to make them consistent with the Amended and Restated Agreement and Declaration of Trust.

Lisa N. Larkin

Lauren Hamilton

November 19, 2020

Response: The Fund has revised the disclosure under this heading to make clear that shareholders have the ability to remove trustees with or without cause.

Comment 3. We refer to the trustee and officer table on page 9 of the SAI. Please include brief parenthetical descriptions of the nature of the businesses identified in the column entitled “Principal Occupation(s) During Past 5 Years”.

Response: The Fund has revised the trustee and officer table as requested.

Accounting Comments

Comment 4. Please update the financial statements for the predecessor fund to include unaudited financial statements for the period ended September 30, 2020, which were filed on Form 10-Q by the predecessor fund on November 13, 2020.

Response: Unaudited financial statements as of and for the period ended September 30, 2020 of the Predecessor Fund have been included in the Registration Statement.

Comment 5. We refer to the consent from Cohen & Company, Ltd., filed as Exhibit (n)(1) to the Registration Statement. The consent should also include a consent to the use of the report on the Senior Securities Table filed as Exhibit (n)(3). Please file an updated consent.

Response: The Fund has included an updated consent from its auditors as requested.

Comment 6. Please update the Senior Securities Table to include unaudited information as of September 30, 2020. We refer to Instruction 1 to Item 4.3 of Form N-2.

Response: The Senior Securities Table has been revised to include a column that shows unaudited information as of September 30, 2020.

Comment 7. We refer to the “Determination of Net Asset Value” section of the Prospectus beginning on page 35 of the Prospectus. Please review your disclosures and revise, as necessary, to conform to the supplemental responses you provided in connection with the Registration Statement on N-14 8C.

Response: The Fund has revised the “Determination of New Asset Value” section of the Prospectus as requested.

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Lisa N. Larkin

Lauren Hamilton

November 19, 2020

Should you have any questions concerning this response, please contact me at (202) 263-4144.

Sincerely,

/s/ Owen J. Pinkerton
Owen J. Pinkerton